TO ALL STOCK EXCHANGES

BSE LIMITED
P.J Towers, Dalal Street,
Mumbai – 400 001
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Symbol: INFY (NYSE)

April 11, 2021

Dear Sir / Madam,

Sub: Board of Directors to consider proposal for buyback of equity shares of the Company

In continuation to our letter dated March 15, 2021, with regard to notice of the meeting of the Board of Directors ("**Board**") of Infosys Limited ("**Company**"), we would like to inform you that pursuant to Regulation 29(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**SEBI LODR Regulations**"), the Board of the Company will consider a proposal for buyback of fully paid-up equity shares of the Company at its meeting to be held on April 14, 2021, in accordance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018.

The outcome of the Board meeting will be disseminated to the stock exchanges after conclusion of the Board meeting on April 14, 2021, in accordance with the applicable provisions of the SEBI LODR Regulations.

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.04.11 14:04:29 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com